SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 4)

BALDOR ELECTRIC COMPANY

(Name of Subject Company)

BALDOR ELECTRIC COMPANY

(Name of Person Filing Statement)

Common Stock, $0.10 Par Value

(Title of Class of Securities)

057741100

(CUSIP Number of Class of Securities)

George E. Moschner

Chief Financial Officer and Secretary

Baldor Electric Company

5711 R. S. Boreham, Jr. St.

Fort Smith, Arkansas 72901

Tel.: (479) 646-4711

Fax: (479) 648-5701

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Thomas E. Proost Thompson Coburn LLP One US Bank Plaza St. Louis, Missouri 63101 (314) 552-6000	Eduardo Gallardo James J. Moloney Gibson, Dunn & Crutcher LLP 200 Park Avenue New York, New York 10166 (212) 351-4000

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed by Baldor Electric Company, a Missouri corporation (“Baldor” or the “Company”), with the Securities and Exchange Commission (the “SEC”) on December 8, 2010 (as amended or supplemented from time to time, the “Statement”), relating to the tender offer (the “Offer”) by Brock Acquisition Corporation, a Missouri corporation (“Merger Sub”) and an indirect wholly-owned subsidiary of ABB Ltd, a corporation organized under the Laws of Switzerland (“Parent”), to purchase all of the outstanding shares of Company’s common stock, $0.10 par value (the “Shares”), at a purchase price of $63.50 per Share, net to the seller in cash without any interest (the “Offer Price”) and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 8, 2010 (the “Offer to Purchase”), and in the related Letter of Transmittal (the “Letter of Transmittal”), as required by the Agreement and Plan of Merger, dated as of November 29, 2010, by and among Parent, Merger Sub and the Company (the “Merger Agreement”). Unless otherwise indicated, all terms used herein but not defined shall have the meanings ascribed to them in the Statement.

Item 4. The Solicitation or Recommendation.

Financial Projections

Item 4 of the Statement is hereby amended and supplemented by restating in its entirety the table in the subsection “Financial Projections” in the Section of the Statement entitled “Background of the Offer; Reasons for the Company Board’s Recommendation” as follows:

($ in thousands except per Share)	2009 Actual	2010 Projected	2011 Projected	2012 Projected	2013 Projected
Sales	$1,524,073	$1,741,000	$2,050,000	$2,255,000	$2,413,000
Operating income	$177,610	$249,633	$354,572	$422,053	$468,223
Net income(1)	$59,796	$86,359	$153,294	$200,021	$236,607
Earnings per Share(1)	$1.28	$1.81	$3.22	$4.20	$4.97
Operating cash flow	$205,721	$140,275	$177,425	$244,860	$282,610
Capital Expenditures	$44,000	$40,000	$40,000	$40,000	$40,000
Free cash flow(2)	$129,995	$74,662	$105,425	$172,860	$210,610
Operating Income Plus Depreciation & Amortization	$250,088	$313,322	$419,214	$486,609	$535,324

(1)           2009 includes net non-cash gain on debt amendment of $21.6 million, or $0.46 per Share.

(2)           Free cash flow is defined as operating cash flows less capital expenditures and dividends.

Selected Companies Analysis

Item 4 of the Statement is hereby amended and supplemented by restating in its entirety the first sentence of the subsection “Selected Companies Analysis” in the Section of the Statement entitled “Background of the Offer; Reasons for the Company Board’s Recommendation” as follows:

UBS compared selected financial and stock market data of the Company with corresponding data of the following four selected publicly traded motor and mechanical power transmission companies:

	Enterprise Value as a Multiple of		Closing Stock Price as a Multiple of
	Estimated 2010 EBITDA	Estimated 2011 EBITDA	Estimated 2010 EPS	Estimated 2011 EPS
A.O. Smith Corporation	8.1x	7.1x	13.8x	12.7x
Altra Holdings, Inc.	7.5x	6.7x	16.9x	14.0x
Franklin Electric Co., Inc.	10.4x	8.9x	21.4x	17.7x
Regal Beloit Corporation	7.6x	6.7x	15.0x	13.0x

Item 4 of the Statement is hereby amended and supplemented by restating in its entirely the fifth sentence of the second paragraph in the subsection “Selected Companies Analysis” in the Section of the Statement entitled “Background of the Offer; Reasons for the Company Board’s Recommendation” as follows:

“Estimated financial data for the Company were based both on internal estimates of the Company’s management, referred to as Company Management Estimates (see “Item 4. The Solicitation or Recommendation — Background of the Offer; Reasons for the Company Board’s Recommendation — Financial Projections”), and publicly available research analysts’ consensus estimates, referred to as Company Wall Street Consensus Estimates.”

Selected Transactions Analysis

Item 4 of the Statement is hereby amended and supplemented by restating in its entirety the first sentence of the subsection “Selected Transactions Analysis” in the Section of the Statement entitled “Background of the Offer; Reasons for the Company Board’s Recommendation” as follows:

UBS reviewed transaction multiples in the following eleven selected transactions involving motor and mechanical power transmission companies:

Announcement Date	Acquiror	Target	Transaction Value as a Multiple of Latest Twelve Months EBITDA

• July 2007	• Regal Beloit Corporation	• Tecumseh Products Company (FASCO Residential/Commercial and FASCO Asia/Pacific)	7.3x

• February 2007	• Altra Holdings, Inc.	• TB Wood’s Corporation	9.3x

• November 2006	• Baldor Electric Company	• Rockwell Automation, Inc. (Power Systems)	9.1x

• May 2006	• Apollo Management L.P.	• Rexnord Corporation	9.2x

• April 2005	• Rexnord Corporation	• Falk Corporation	7.8x

• November 2004	• Regal Beloit Corporation	• General Electric Company (HVAC/Refrigeration Motors and Capacitors)	6.7x

• October 2004	• Genstar Capital, L.P.	• Colfax Corporation (Power Transmission)	6.5x

• August 2004	• Regal Beloit Corporation	• General Electric Company (Commercial AC Motors)	5.6x

• November 2002	• Tecumseh Products Company	• Invensys plc (FASCO Motors)	5.5x

• October 2002	• The Timken Company	• The Torrington Company	5.7x

• September 2002	• The Carlyle Group, L.P.	• Rexnord Corporation	7.1x

Discounted Cash Flow Analysis

Item 4 of the Statement is hereby amended and supplemented by restating in its entirety the second sentence of the subsection “Discounted Cash Flow Analysis” in the Section of the Statement entitled “Background of the Offer; Reasons for the Company Board’s Recommendation” as follows:

“UBS calculated a range of implied present values (as of October 2, 2010) of the standalone unlevered, after-tax free cash flows (based on the projections set forth under “Item 4. The Solicitation or Recommendation — Background of the Offer; Reasons for the Company Board’s Recommendation — Financial Projections”) that the Company was forecasted to generate from the fourth quarter of 2010 until December 31, 2013 and of terminal values for the Company based on the Company’s fiscal year 2013 estimated Operating EBITDA.”

Item 4 of the Statement is hereby amended and supplemented by adding the following sentence before the last sentence of the subsection “Discounted Cash Flow Analysis” in the Section of the Statement entitled “Background of the Offer; Reasons for the Company Board’s Recommendation”:

“Cash flows for periods were discounted using mid-period convention.”

Miscellaneous

Item 4 of the Statement is hereby amended and supplemented by restating in its entirety the first sentence of the subsection “Miscellaneous” in the Section of the Statement entitled “Background of the Offer; Reasons for the Company Board’s Recommendation” as follows:

“In the past, UBS and its affiliates have provided investment banking services to the Company and Parent unrelated to the proposed Offer and Merger, for which UBS and its affiliates received compensation (of which there was none in the last two years).”

Item 5.  Persons/Assets, Retained, Employed, Compensated or Used.

Item 5 of the Statement is hereby amended and supplemented by restating in its entirety the first sentence of the second paragraph in the Section of the Statement entitled “Persons/Assets, Retained, Employed, Compensated or Used” as follows:

“Under the terms of UBS’s engagement, the Company agreed to pay UBS for its financial advisory services in connection with the Offer and Merger an aggregate fee currently estimated to be approximately $27.2 million, $6.8 million of which was payable in connection with UBS’s opinion and $20.4 million of which is contingent upon consummation of the Offer.”

Item 8. Additional Information.

Litigation.

Item 8 of the Statement is hereby amended and supplemented by adding the following after the last paragraph in the Section of the Statement entitled “Litigation”:

“On December 29, 2010, the Company, Parent and Merger Sub entered into a memorandum of understanding (the “MOU”) with the plaintiffs in Cottrell v. Baldor Electric Company, et al., Case Number CV- 2010-2142 VI (the “Cottrell Action”), a case filed in the Sebastian County Circuit Court of Arkansas (the “Arkansas Court”), the Fortier Action and the Chance Action, regarding a proposed settlement of such actions.  The Company believes that no further disclosure is required to supplement the Statement under applicable laws; however, to avoid the risk that the putative stockholder class actions may delay or otherwise adversely affect the consummation of the Offer and the Merger, and to minimize the expense of defending such actions, the Company has agreed, pursuant to the terms of the proposed settlement, to amend the Statement as set forth in Amendment No. 4 to the Statement.

Subject to completion of certain confirmatory discovery by counsel to the plaintiffs, the MOU contemplates that the parties will enter into a stipulation of settlement.  The stipulation of settlement will be subject to customary conditions, including court approval following notice to the Company’s stockholders. In the event that the parties enter into a stipulation of settlement, a hearing will be scheduled at which the Arkansas Court will consider the fairness, reasonableness, and adequacy of the settlement.  If the settlement is finally approved by the Arkansas Court, it will resolve and release all claims (excluding claims for dissenters’ rights under Section 351.447 and/or 351.455 of the MGBCL, as applicable) in the Cottrell Action, the Fortier Action and the Chance Action, pursuant to terms that will be disclosed to the Company’s stockholders prior to final approval of the settlement.

On December 29, 2010, Parent and the Company filed in the Circuit Court of St. Louis County, Missouri a motion to transfer and consolidate the Fortier Action, the Chance Action, Ecker v. Asher, et al., Case Number 10 SL-CC 5127 (the "Ecker Action"), and all subsequently-filed related actions, if any. Parent and the Company also requested that the court stay further proceedings in these actions pending the resolution of the Cottrell Action in Arkansas.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BALDOR ELECTRIC COMPANY

By:	/s/ George E. Moschner
Name:	George E. Moschner
Title:	Chief Financial Officer and Secretary

Dated: December 30, 2010